July 16, 2007

Atlas Copco

Interim report at June 30, 2007
(unaudited)

Strong growth and record margins boost profit

- **Double-digit growth continued in all regions.**
  - **17% organic order growth.**
  - **21st consecutive quarter with organic growth.**
- **Revenues reached MSEK 15 985 (12 444), organic growth 20%.**
- **Operating profit was MSEK 3 037 (2 337), a margin of 19.0% (18.8).**
- **Profit before tax increased 46% to MSEK 3 215 (2 200).**
  - **Capital gain of MSEK 134 related to divestment of shares in RSC Holdings.**
- **Profit for the period was MSEK 2 377 (2 298).**
  - **Profit from continuing operations increased 53% to MSEK 2 377 (1 555).**
- **Basic and diluted earnings per share were SEK 1.94 (1.82).**
  - **Earnings per share from continuing operations were SEK 1.94 (1.23).**
- **Operating cash flow for continuing operations was MSEK 1 232 (964).**
- **Acquisitions of ABAC and Dynapac finalized during the quarter.**
- **Increased investments in production capacity decided.**

	April – June			January - June		
MSEK	2007	2006	%	2007	2006	%
Orders received	16 735	13 562	+23	32 855	27 261	+21
Revenues	15 985	12 444	+28	29 375	24 392	+20
Operating profit	3 037	2 337	+30	5 578	4 433	+26
– as a percentage of revenues	*19.0*	*18.8*		*19.0*	*18.2*	
Profit before tax	3 215	2 200	+46	5 692	4 232	+34
– as a percentage of revenues	*20.1*	*17.7*		*19.4*	*17.3*	
Profit from continuing operations	2 377	1 555	+53	4 150	3 018	+38
Profit from discontinued operations, net of tax	-	743		53	1 066	
Profit for the period [1)]	2 377	2 298		4 203	4 084	
Basic earnings per share from continuing operations, SEK	1.94	1.23	+58	3.39	2.39	+42
Basic earnings per share, SEK [1)]	1.94	1.82		3.43	3.24	
Diluted earnings per share, SEK [1)]	1.94	1.82		3.43	3.23	

[1)] Including discontinued operations.

Near-term demand outlook

The demand for Atlas Copco's products and services, from most customer segments such as mining, construction and the manufacturing and process industries, is expected to remain at the current high level.

Atlas Copco Group Center

Atlas Copco AB
SE-105 23 Stockholm
Sweden

Visitors address:
Sickla Industriväg 3
Nacka

Telephone: +46 (0)8 743 8000
Telefax: +46 (0)8 644 9045
Web site www.atlascopco.com

A Public Company (publ)
Reg. No: 556014-2720
Reg. Office Nacka

Atlas Copco Group

Summary of half-year results

Orders received in the first six months of 2007 increased 21%, to MSEK 32 855 (27 261). Volume for comparable units increased 18%, price increases added 2% and structural changes 7%, while the negative currency translation effect was 6%. Revenues increased 20%, to MSEK 29 375 (24 392), corresponding to 17% volume growth.

Operating profit increased 26% to MSEK 5 578 (4 433), corresponding to a margin of 19.0% (18.2). The negative impact of changes in exchange rates compared with previous year was approximately MSEK 550 for the first half-year. Profit before tax amounted to MSEK 5 692 (4 232), up 34% and corresponding to a margin of 19.4% (17.3). This includes an MSEK 134 capital gain from divestment of shares in connection with the initial public offering of common stock in RSC Holdings Inc. Profit from continuing operations increased 38% to MSEK 4 150 (3 018). Profit for the period totaled MSEK 4 203 (4 084), including MSEK 53 (1 066) from discontinued operations. Basic earnings per share were SEK 3.43 (3.24) and diluted earnings per share were 3.43 (3.23). Earnings per share from continuing operations were SEK 3.39 (2.39).

Operating cash flow before acquisitions, divestments and dividends totaled MSEK 2 077 (1 675).

Review of the second quarter

Market development

In **North America** the demand for the Group's products and services continued to grow in most product and customer segments. Sales of industrial equipment and its related aftermarket products increased. Demand for advanced assembly tools and systems from the motor vehicle industry, however, decreased compared to previous year. The demand from the important segments of the mining and construction industries remained at healthy levels.

South America had a continued strong development. Sales increases were recorded for compressors, mining and construction equipment and industrial tools. The development in Brazil was particularly good.

Healthy demand was noted in **Europe**. Investments in compressed air equipment and industrial tools from manufacturing and process industries increased. The demand from the construction and mining industries was strong for both equipment and aftermarket products. Order intake was particularly good in Eastern Europe, Germany, and the Nordic countries.

The **Africa/Middle East** region developed very positively. Demand for construction and industrial equipment increased in the Middle East and sales of mining equipment increased in Africa.

Demand for industrial equipment was good throughout **Asia**, with a particularly strong increase in China. Construction and mining equipment recorded a healthy development throughout the region. In **Australia**, the demand from most customer segments remained strong.

Sales bridge

	April– June	
MSEK	Orders Received	Revenues
2006	13 562	12 444
Structural change, %	+10	+12
Currency, %	-4	-4
Price, %	+2	+2
Volume, %	+15	+18
Total, %	+23	+28
2007	16 735	15 985

Geographic distribution of orders received

%, last 12 months until June 2007	Compressor Technique	Construction and Mining Technique	Industrial Technique	Atlas Copco Group
North America	15	23	28	20
South America	6	10	4	7
Europe	44	32	52	40
Africa/Middle East	8	16	2	10
Asia/Australia	27	19	14	23
	100	100	100	100

Earnings and profitability

Operating profit increased 30% to MSEK 3 037 (2 337), corresponding to a margin of 19.0% (18.8). All business areas contributed to the improvement in operating profit, primarily an effect of higher revenue volumes and a positive price development. The operating margin was negatively affected by acquisitions with approximately one percentage point compared to previous year. The changes in exchange rates had a negative effect of approximately MSEK 180, also compared to previous year, primarily due to currency hedges at Group level.

Net financial items were MSEK 178 (-137), including a capital gain of MSEK 134 from the divestment of shares in connection with the initial public offering of common stock in RSC Holdings Inc. The interest net was almost neutral at MSEK 6 (-188). A net cash position in the beginning of the quarter turned to a net borrowing position following the large capital distribution, MSEK 27 315 in total, during the period.

Profit before tax improved 46% to MSEK 3 215 (2 200), corresponding to a margin of 20.1% (17.7).

Profit from continuing operations increased 53% to MSEK 2 377 (1 555). Profit for the period totaled MSEK 2 377 (2 298), including the above mentioned capital gain in 2007 and MSEK 743 from discontinued operations in 2006. Basic and diluted earnings per share were SEK 1.94 (1.82). Earnings per share from continuing operations were SEK 1.94 (1.23).

The return on capital employed, including discontinued operations, during the last 12 months, was 33% (34) and the return on equity was 58% (32). The Group currently uses a weighted average cost of capital (WACC) of 8.5%, pre-tax equivalent approximately 11.8%, as an investment and overall performance benchmark.

Operating cash flow and investments, continuing operations

Net cash from operating activities reached MSEK 1 931 (1 753). Receivables, inventory as well as supplier credits increased as a consequence of the strong sales growth, leading to a net increase in working capital of MSEK 787 (738).

A number of investment projects are being carried out in order to increase manufacturing capacity. Investments will gradually increase as further projects have been approved. Cash flows from investing activities, excluding acquisitions and divestments of businesses, were MSEK -699 (-789).

Operating cash flow equaled MSEK 1 232 (964).

Net indebtedness

The Group's net indebtedness amounted to MSEK 21 934 (8 214), of which MSEK 1 779 (1 783) was attributable to post-employment benefits. The debt/EBITDA ratio, indicating the Group's ability to service its interest bearing debt, was 1.8 (0.8). The debt/equity ratio was 188% (32).

During the quarter, Atlas Copco completed a multi-currency bond issue program of approximately BSEK 16, and the distribution of capital of MSEK 27 315 to the shareholders. This action provides the Group with a more efficient capital structure.

Employees

On June 30, 2007, the number of employees was 30 704 (24 361). For comparable units, the number of employees increased by 2 436 from June 30, 2006.

Compressor Technique

The Compressor Technique business area consists of six divisions in the following product areas: industrial compressors, compressed air treatment products, portable compressors and generators, gas and process compressors, as well as specialty rental.

	April – June		Change	January – June		Change
MSEK	2007	2006*	%	2007	2006*	%
Orders received	**9 058**	**6 891**	**+31**	17 383	13 982	+24
Revenues	**8 126**	**6 215**	**+31**	14 920	12 004	+24
Operating profit	**1 622**	**1 275**	**+27**	3 062	2 470	+24
– as a percentage of revenues	***20.0***	***20.5***		*20.5*	*20.6*	
Return on capital employed, %	**66**	**72**				

* Restated to include Prime Energy and Prime Mexico, previously part of the Rental Service Business Area.

- Strong growth continued with double-digit growth in all regions and all product areas.
- Record operating profits; margin affected negatively by recent acquisitions.
- ABAC acquisition closed and cleared with anti-trust authorities.

Sales bridge

	April – June	
MSEK	Orders Received	Revenues
2006	6 891	6 215
Structural change, %	+14	+15
Currency, %	-3	-3
Price, %	+2	+2
Volume, %	+18	+17
Total, %	+31	+31
2007	9 058	8 126

Order volumes for stationary industrial compressors continued to grow, supported by favorable demand and further strengthening of presence and penetration in new and existing market segments. Investments for general capacity increases and investments for energy savings continued to be the important drivers for equipment sales, which grew more than 20% organically. Most customer segments contributed to the strong demand. Compressed air treatment products like medical air equipment, filters and dryers increased significantly, supported among other things by the recent acquisition of Beacon Medaes. The aftermarket business for industrial compressors continued to grow at a steady high pace. Geographically, all regions were strong with particularly good growth in Eastern Europe, North and South America and most countries in Asia.

Orders for gas and process compressors for a variety of applications, e.g. air separation, liquid natural gas transport, power generation, continued at a very high level. Large orders were won in Asia, North America and Eastern Europe in this quarter.

Sales of portable compressors, primarily serving construction-related customers, grew strongly in Eastern Europe, Asia and South America, while sales in North America were lower than previous year.

The specialty rental business, i.e. rental of portable air and power, developed positively in all markets.

New products and solutions are continuously introduced. A new range of oil-free compressors for outdoor usage was recently launched and the largest gas and process compressor ever built by Atlas Copco was delivered in the quarter.

The acquisition of the Industrial Division of the ABAC Group S.p.A. was closed on April 2, under conditional approval from the anti-trust authorities. These conditions were met in July when the German Alup business was sold to its management group. The total business had a turnover of approximately BSEK 1.7 (MEUR 190) in 2006 of which less than 10% relates to the divested German Alup business.

Operating profit increased 27% to a record MSEK 1 622 (1 275), corresponding to an operating margin of 20.0% (20.5). The margin was negatively affected by the recent acquisitions, primarily ABAC being the largest one. This was partly compensated by positive effects from the higher revenue volumes and price increases. The currency impact was small in the quarter.

Return on capital employed (last 12 months) was 66% (72).

Construction and Mining Technique

The Construction and Mining Technique business area consists of eight divisions in the following product areas: drilling rigs, rock drilling tools, loading equipment, exploration equipment, construction tools, and road construction equipment.

MSEK	April – June 2007	April – June 2006	Change %	January – June 2007	January – June 2006	Change %
Orders received	**6 045**	**5 060**	**+19**	12 126	10 008	+21
Revenues	**6 292**	**4 719**	**+33**	11 385	9 287	+23
Operating profit	**1 125**	**721**	**+56**	2 037	1 424	+43
– as a percentage of revenues	***17.9***	***15.3***		*17.9*	*15.3*	
Return on capital employed, %	**35**	**33**				

- Robust order growth, 16% organically.
- Operating profit up 56% with margin at record high 17.9%.
- Dynapac acquisition finalized end of May, strong revenue contribution first month.

Sales bridge

MSEK	April – June Orders Received	April – June Revenues
2006	5 060	4 719
Structural change, %	+8	+12
Currency, %	-5	-6
Price, %	+3	+3
Volume, %	+13	+24
Total, %	+19	+33
2007	6 045	6 292

The demand from the mining industry continued to be strong in most markets as mining companies and mining contractors continued to invest in new equipment. Sales of underground drilling and loading equipment increased significantly. Order intake for large rotary drill rigs was affected by less demand from coal and gas extraction in the United States, while demand from the rest of the world remained strong. Sales of exploration equipment continued to be strong, reflecting a high activity level among customers. The demand for spare parts, consumables and service remained strong, in line with the high activity level on the market. Most geographic regions recorded growth for both equipment and aftermarket to mining applications, with a particularly strong development in Africa and Asia.

The demand from the construction industry continued to be favorable and sales of drill rigs for surface applications, used in quarries and road construction, increased. Also sales of light construction tools and underground drilling rigs for infrastructure projects, e.g. tunneling and hydropower, remained on a good level. The road machinery demand was favorable in most markets with the exception of the United States, which showed some decline in growth. Within the construction segment, healthy sales growth was recorded in Eastern Europe, Asia, and the Middle East.

Product development activities continued on a high level. During the quarter, a new 10 ton hydraulic breaker was launched. It is the largest volume-produced hydraulic breaker in the world. Other product introductions were a 10 ton low profile loader and a mine truck for low seam mining.

On April 26, Atlas Copco announced an investment of MSEK 224 in an expansion of its production facility for rock drilling tools in Fagersta, Sweden, to meet the expected demand from the mining and construction industries.

As from June 1, Dynapac, a leading supplier of compaction and paving equipment for the road construction market, is consolidated in the business area. The operations had strong revenues in the first month, up 11% compared to previous year. Revenues for the first six months of the year increased 7%. The acquisition contributed MSEK 65 to the operating profit in the quarter. See page 14 for more information.

Operating profit increased to MSEK 1 125 (721), corresponding to an operating margin of 17.9% (15.3), in line with the record level from the first quarter. The operating profit margin benefited primarily from strong aftermarket and consumables sales and price increases. The currency impact was small in the quarter.

Return on capital employed (last 12 months) was 35% (33).

Industrial Technique

The Industrial Technique business area consists of five divisions in the following product areas: industrial power tools and assembly systems.

MSEK	April – June 2007	April – June 2006	Change %	January – June 2007	January – June 2006	Change %
Orders received	**1 758**	**1 722**	**+2**	3 532	3 456	+2
Revenues	**1 714**	**1 629**	**+5**	3 305	3 305	0
Operating profit	**392**	**336**	**+17**	770	687	+12
– as a percentage of revenues	*22.9*	*20.6*		*23.3*	*20.8*	
Return on capital employed, %	**60**	**65**				

- Strong order growth to general industry offset by weak demand from motor vehicle industry.
- 5% organic revenue growth.
- Record operating profit and continued high margin.

Sales bridge

MSEK	April – June Orders Received	April – June Revenues
2006	1 722	1 629
Structural change, %	+3	+3
Currency, %	-3	-3
Price, %	+2	+1
Volume, %	0	+4
Total, %	+2	+5
2007	1 758	1 714

For comparable units, order intake in local currency was almost in line with the same quarter previous year. This reflects continued healthy demand in general industry, while demand was still relatively weak from the motor vehicle industry in North America.

Order intake for industrial power tools to the general manufacturing industries, e.g. electrical appliances, aerospace, and ship yards, increased compared to previous year, reflecting increased marketing and sales activities, and a generally healthy demand in most important markets. Strong growth was recorded in Asia and Europe.

The demand for advanced industrial tools and assembly systems from the motor vehicle industry continued to be relatively weak in North America, while it was stable in most other regions. Order intake improved in most European countries and in Asia, but not enough to offset the weak development in North America.

The aftermarket business developed well in most markets except for North America, where demand was affected by the weak business climate in the motor vehicle industry.

The vehicle service business, providing large fleet operators and specialized repair shops with tools, recorded healthy growth for comparable units in most markets, particularly in Europe, but had a bit of a slowdown in North America.

The business area continuously introduces new products with improved productivity. In the quarter a new generation of the successful Tensor series of electric nutrunners was introduced, offering greater torque and higher speed compared to its predecessors.

Operating profit increased to MSEK 392 (336), corresponding to a margin of 22.9% (20.6). The operating margin improvement was primarily due to a favorable sales mix and the result of successful price and product cost management, which more than offset a negative currency impact.

Return on capital employed (last 12 months) was 60% (65).

Previous near-term demand outlook

(Published April 26, 2007)

The demand for Atlas Copco's products and services, from most customer segments such as mining, construction, and the manufacturing and process industries, is expected to remain at the current high level.

Accounting principles

The consolidated accounts of the Atlas Copco Group are prepared in accordance with IFRS as disclosed in the Annual Report 2006.

The interim report is prepared in accordance with IAS 34 Interim Financial Reporting and the Swedish Financial Accounting Standards Council's recommendation RR 31 Consolidated Interim Reporting.

The new or amended IFRS standards or IFRIC interpretations, effective since January 1, 2007, have had no material effect on the consolidated income statements or balance sheets.

Risks and factors of uncertainty

Financial risks

Atlas Copco completed a multi-currency bond issue program in the second quarter in order to adjust the balance sheet to a more efficient structure. The higher indebtedness increases the exposure to changes in interest rates, whereas the borrowings partially hedge the currency exposure of net assets of foreign subsidiaries.

Acquisitions

The acquisitions of ABAC and Dynapac were completed in April and May respectively. Although the Group has demonstrated in the past an ability to successfully integrate acquired businesses, the integration of new companies always carries certain risks. Costs related to acquisitions can be higher than anticipated.

Capacity constraints

Atlas Copco's manufacturing strategy is based on manufacturing of core components and outsourcing of non-core components. Currently, capacity utilization is high and if there are interruptions or lack of capacity in the supply chain, this may affect the business, result of operations and financial position negatively.

For further information about risk factors, please see the 2006 Annual Report.

Consolidated Income Statement

MSEK	3 months ended Jun 30 2007	3 months ended Jun 30 2006	6 months ended Jun 30 2007	6 months ended Jun 30 2006	12 months ended Jun 30 2007	12 months ended Jun 30 2006	12 months ended Dec. 31 2006
Revenues	15 985	12 444	29 375	24 392	55 495	47 048	50 512
Cost of sales	-10 121	-7 709	-18 363	-15 118	-34 761	-29 264	-31 516
Gross profit	**5 864**	**4 735**	**11 012**	**9 274**	**20 734**	**17 784**	**18 996**
Marketing expenses	-1 637	-1 406	-3 118	-2 759	-5 919	-5 370	-5 560
Administrative expenses	-913	-719	-1 698	-1 467	-3 201	-2 945	-2 970
Research and development costs	-313	-287	-613	-559	-1 165	-1 075	-1 111
Other operating income and expenses	36	14	-5	-56	-101	-34	-152
Operating profit	**3 037**	**2 337**	**5 578**	**4 433**	**10 348**	**8 360**	**9 203**
- as a percentage of revenues	*19.0*	*18.8*	*19.0*	*18.2*	*18.7*	*17.8*	*18.2*
Net financial items	178	-137	114	-201	-193	-231	-508
Profit before tax	**3 215**	**2 200**	**5 692**	**4 232**	**10 155**	**8 129**	**8 695**
- as a percentage of revenues	*20.1*	*17.7*	*19.4*	*17.3*	*18.3*	*17.3*	*17.2*
Income tax expense	-838	-645	-1 542	-1 214	-2 763	-2 304	-2 435
Profit from continuing operations	**2 377**	**1 555**	**4 150**	**3 018**	**7 382**	**5 825**	**6 260**
Profit from discontinued operations, net of tax	-	743	53	1 066	8 100	2 150	9 113
Profit for the period	**2 377**	**2 298**	**4 203**	**4 084**	**15 492**	**7 975**	**15 373**
- attributable to equity holders of the parent	*2 366*	*2 291*	*4 186*	*4 071*	*15 464*	*7 950*	*15 349*
- attributable to minority interest	*11*	*7*	*17*	*13*	*28*	*25*	*24*
Basic earnings per share, SEK	**1.94**	**1.82**	**3.43**	**3.24**	**12.51**	**6.32**	**12.24**
- of which continuing operations	*1.94*	*1.23*	*3.39*	*2.39*	*5.95*	*4.62*	*4.98*
Diluted earnings per share, SEK	1.94	1.82	3.43	3.23	12.50	6.31	12.22
Basic weighted average number of shares outstanding, millions	1 220.8	1 257.6	1 220.8	1 257.6	1 236.2	1 257.6	1 254.2
Diluted weighted average number of shares outstanding, millions	1 221.7	1 258.4	1 221.1	1 258.6	1 237.4	1 259.6	1 256.0

Key ratios, including discontinued operations	Jun 30 2007	Jun 30 2006	Dec. 31 2006
Equity per share, period end, SEK	10	21	27
Return on capital employed before tax, 12 month values, %	33	34	35
Return on equity after tax, 12 month values, %	58	32	55
Debt/equity ratio, period end, %	188	31	-38
Equity/assets ratio, period end, %	21	45	59
Number of employees in continuing operations, period end	30 704	24 361	25 900

Earnings per share and other per share figures have been adjusted for the share split 2:1. No adjustment has been made for the redemption of shares. To adjust historical figures also for the redemption of shares, use factor 0.85.

[redacted]

Consolidated Balance Sheet

MSEK	June 30, 2007	Dec. 31, 2006	Including discontinued operations June 30, 2006
Intangible assets	11 326	4 299	3 540
Rental equipment	2 018	1 979	1 987
Other property, plant and equipment	4 553	3 777	3 631
Financial assets and other receivables	4 319	2 542	1 093
Deferred tax assets	644	619	673
Total non-current assets	**22 860**	**13 216**	**10 924**
Inventories	11 962	8 487	7 986
Trade and other receivables	16 080	12 401	12 590
Other financial assets	1 084	1 016	602
Cash and cash equivalents	3 609	20 135	2 946
Assets classified as held for sale	-	-	22 890
Total current assets	**32 735**	**42 039**	**47 014**
TOTAL ASSETS	**55 595**	**55 255**	**57 938**
Equity attributable to equity holders of the parent	11 536	32 616	26 211
Minority interest	115	92	89
TOTAL EQUITY	**11 651**	**32 708**	**26 300**
Borrowings	20 082	1 163	6 326
Post-employment benefits	1 779	1 647	1 769
Other liabilities and provisions	1 083	592	645
Deferred tax liabilities	914	648	932
Total non-current liabilities	**23 858**	**4 050**	**9 672**
Borrowings	4 766	5 977	2 856
Trade payables and other liabilities	14 498	11 804	11 211
Provisions	822	716	615
Liabilities associated with assets classified as held for sale	-	-	7 284
Total current liabilities	**20 086**	**18 497**	**21 966**
TOTAL EQUITY AND LIABILITIES	**55 595**	**55 255**	**57 938**

Consolidated Statement of Changes in Equity

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Opening balance, January 1, 2006	**25 716**	**92**	**25 808**
Translation differences	-1 727	-12	-1 739
Realized on divestment of subsidiaries	-199	-	-199
Hedge of net investments in foreign subsidiaries	-3	-	-3
Tax on items transferred to/from equity	1	-	1
Net income and expense recognized directly in equity	**-1 928**	**-12**	**-1 940**
Profit for the period	15 349	24	15 373
Total recognized income and expense for the period, excl. shareholders' transactions	**13 421**	**12**	**13 433**
Dividends	-2 672	-4	-2 676
Repurchase of own shares	-3 776	-	-3 776
Share-based payments, equity settled	-73	-	-73
Acquisition of minority shares in subsidiaries	-	-8	-8
Closing balance, December 31, 2006	**32 616**	**92**	**32 708**

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Opening balance, January 1, 2007	**32 616**	**92**	**32 708**
Translation differences	1 056	7	1 063
Hedge of net investments in foreign subsidiaries	-313	-	-313
Change in fair value reserve	1 238	-	1 238
Tax on items transferred to/from equity	116	-	116
Net income and expense recognized directly in equity	**2 097**	**7**	**2 104**
Profit for the period	4 186	17	4 203
Total recognized income and expense for the period, excl. shareholders' transactions	**6 283**	**24**	**6 307**
Dividends	-2 899	-4	-2 903
Redemption of shares	-24 416	-	-24 416
Share-based payments, equity settled	-48	-	-48
Acquisition of minority interest	-	3	3
Closing balance, June 30, 2007	**11 536**	**115**	**11 651**

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Opening balance, January 1, 2006	**25 716**	**92**	**25 808**
Translation differences	-1 062	-10	-1 072
Cash flow hedges	219	-	219
Net income and expense recognized directly in equity	**-843**	**-10**	**-853**
Profit for the period	4 071	13	4 084
Total recognized income and expense for the period, excl. shareholders' transactions	**3 228**	**3**	**3 231**
Dividends	-2 672	-3	-2 675
Share-based payments, equity settled	-61	-	-61
Acquisition of minority shares in subsidiaries	-	-3	-3
Closing balance, June 30, 2006	**26 211**	**89**	**26 300**

Consolidated Statement of Cash Flows, including discontinued operations

MSEK	April – June 2007	April – June 2006	January – June 2007	January – June 2006
Cash flows from operating activities				
Operating profit	3 037	3 713	5 578	6 484
Depreciation, amortization and impairment	443	397	857	1 321
Capital gain/loss and other non-cash items	-273	-217	-244	-391
Operating cash surplus	3 207	3 893	6 191	7 414
Net financial items received/paid	486	305	212	123
Taxes paid	-975	-802	-1 667	-1 448
Change in working capital	-787	7	-1 293	-571
Net cash from operating activities	**1 931**	**3 403**	**3 443**	**5 518**
Cash flows from investing activities				
Investments in rental equipment	-258	-2 486	-503	-4 141
Investments in other property, plant and equipment	-286	-327	-569	-608
Sale of rental equipment	166	504	329	1 128
Sale of other property, plant and equipment	29	41	38	97
Investments in intangible assets	-139	-126	-271	-243
Sale of intangible assets	-	3	-1	3
Acquisition of subsidiaries	-5 463	-145	-5 682	-414
Divestment of subsidiaries	-68	-	-827	1
Other investments, net	-211	-213	-389	-419
Net cash from investing activities	**-6 230**	**-2 749**	**-7 875**	**-4 596**
Cash flows from financing activities				
Dividends paid	-2 903	-2 675	-2 903	-2 675
Redemption of shares	-24 416	-	-24 416	-
Change in interest-bearing liabilities	19 287	1 205	14 939	1 111
Net cash from financing activities	**-8 032**	**-1 470**	**-12 380**	**-1 564**
Net cash flow for the period	**-12 331**	**-816**	**-16 812**	**-642**
Cash and cash equivalents, beginning of the period	16 139	3 885	20 135	3 727
Exchange differences in cash and cash equivalents	-199	-101	286	-117
Cash and cash equivalents, end of the period	**3 609**	**2 968**	**3 609**	**2 968**

Summary of Cash Flows from Continuing and Discontinued Operations

	April – June 2007			April – June 2006		
MSEK	Continuing operations	Discont. operations	Total	Continuing operations	Discont. operations	Total
Net cash from						
— operating activities	1 931	-	1 931	1 753	1 650	3 403
— investing activities	-6 162	-68*	-6 230	-934	-1 815	-2 749
— financing activities	-8 032	-	-8 032	-1 634	164	-1 470
Net cash flow for the period	**-12 263**	**-68**	**-12 331**	**-815**	**-1**	**-816**
Cash and cash equivalents, beginning of the period			16 139			3 885
Exchange differences in cash and cash equivalents			-199			-101
Cash and cash equivalents, end of the period			**3 609**			**2 968**

Depreciation, amortization and impairment						
Rental equipment	157	-	157	161	-	161
Other property, plant and equipment	176	-	176	151	-	151
Intangible assets	110	-	110	85	-	85

* Includes taxes paid and costs related to the divestment of the equipment rental business.

	January – June 2007			January – June 2006		
MSEK	Continuing operations	Discont. operations	Total	Continuing operations	Discont. operations	Total
Net cash from						
— operating activities	3 443	-	3 443	3 141	2 377	5 518
— investing activities	-7 048	-827*	-7 875	-1 879	-2 717	-4 596
— financing activities	-12 380	-	-12 380	-1 851	287	-1 564
Net cash flow for the period	**-15 985**	**-827**	**-16 812**	**-589**	**-53**	**-642**
Cash and cash equivalents, beginning of the period			20 135			3 727
Exchange differences in cash and cash equivalents			286			-117
Cash and cash equivalents, end of the period			**3 609**			**2 968**

Depreciation, amortization and impairment						
Rental equipment	313	-	313	317	464	781
Other property, plant and equipment	336	-	336	301	71	372
Intangible assets	208	-	208	168	-	168

* Includes taxes paid, purchase price adjustment and costs related to the divestment of the equipment rental business.

Revenues by Business Area

MSEK (by quarter)	2006 1	2006 2	2006 3	2006 4	2007 1	2007 2
Compressor Technique*	5 789	6 215	6 540	6 944	6 794	8 126
Construction and Mining Technique	4 568	4 719	4 567	5 060	5 093	6 292
Industrial Technique	1 676	1 629	1 493	1 642	1 591	1 714
Eliminations	-85	-119	-62	-64	-88	-147
Atlas Copco Group	**11 948**	**12 444**	**12 538**	**13 582**	**13 390**	**15 985**

* Restated to include Prime Energy and Prime Mexico, previously part of the Rental Service Business Area.

Operating profit by Business Area

MSEK (by quarter)	2006 1	2006 2	2006 3	2006 4	2007 1	2007 2
Compressor Technique*	1 195	1 275	1 442	1 411	1 440	1 622
- as a percentage of revenues	*20.6*	*20.5*	*22.0*	*20.3*	*21.2*	*20.0*
Construction and Mining Technique	703	721	748	838	912	1 125
- as a percentage of revenues	*15.4*	*15.3*	*16.4*	*16.6*	*17.9*	*17.9*
Industrial Technique	351	336	311	348	378	392
- as a percentage of revenues	*20.9*	*20.6*	*20.8*	*21.2*	*23.8*	*22.9*
Common Group Functions/ Eliminations	-153	5	-195	-133	-189	-102
Operating profit	**2 096**	**2 337**	**2 306**	**2 464**	**2 541**	**3 037**
- as a percentage of revenues	*17.5*	*18.8*	*18.4*	*18.1*	*19.0*	*19.0*
Net financial items	-64	-137	-225	-82	-64	178
Profit before tax	**2 032**	**2 200**	**2 081**	**2 382**	**2 477**	**3 215**
- as a percentage of revenues	*17.0*	*17.7*	*16.6*	*17.5*	*18.5*	*20.1*

* Restated to include Prime Energy and Prime Mexico, previously part of the Rental Service Business Area.

[redacted]

Acquisitions and Divestments 2006 – 2007

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2007 May 31	Dynapac		Construction & Mining	4 600	2 100
2007 April 2	ABAC		Compressor Technique	1 700	650
2007 Mar. 15	Greenfield		Compressor Technique	270	200
2007 Mar. 1	Rodcraft		Industrial Technique	208	78
2006 Nov. 28		Rental Service Corporation	Rental Service	11 958	5 100
2006 Oct. 31	Technisches Büro Böhm		Industrial Technique	54	30
2006 Oct. 2	Bolaite		Compressor Technique	137	309
2006 Aug. 28	Microtec Systems		Industrial Technique	18	18
2006 Aug. 25	BeaconMedaes		Compressor Technique	720	386
2006 July 13	BEMT Tryckluft		Compressor Technique	50	40
2006 May 8	Thiessen Team		Construction & Mining	160	142
2006 Feb. 24	Fuji Air Tools		Industrial Technique	190	120
2006 Jan. 3	Consolidated Rock Machinery		Construction & Mining	160	50
2006 Jan. 2	BLM		Industrial Technique	59	44

* Annual revenues and number of employees at time of acquisition/divestment.
For disclosure as per IFRS 3 for the Dynapac acquisition, the only significant acquisition in 2007, see below. See the Annual Report 2006 for information about acquisitions and divestments made in 2006. No equity instruments have been issued in connection with the acquisitions.

Total fair value of assets and liabilities for the acquisition of Dynapac

	Carrying amounts	Fair value adjustments	Recognized values
Goodwill	1 363	-1 363	0
Other intangible assets	83	1 204	1 287*
Property, plant and equipment	320	65	385
Other non-current assets	1		1
Inventories	1 431		1 431
Receivables	1 239		1 239
Cash and cash equivalents	300		300
Borrowings	-2 753		-2 753
Other liabilities and provisions	-1 371	94	-1 276
Deferred tax liabilities, net	41	-386	-345
Net identifiable assets	**654**	**-385**	**268**
Goodwill			4 406
Consideration paid			**4 674**
Cash and cash equivalents acquired			-300
Net cash paid			**4 374**

*The majority of other intangible assets consist of the trademark Dynapac, which has been deemed to have an indefinite useful life. In accordance with IAS 38, this asset should not be amortized. It will instead be tested for impairment at least once per year.

The purchase price accounting is preliminary and is expected to be finalized in the year-end closing.

Dynapac is a leading supplier of compaction and paving equipment for the road construction market. It has production sites in six countries and sales in over 115 countries. In 2006, Dynapac had a turnover of approximately BSEK 4.6 (MEUR 505) and 2 100 employees.

Contribution from Dynapac from date of control

Revenues	547
Operating profit	65

Parent Company

Income Statement

	January - June	
MSEK	2007	2006
Administrative expenses	-168	-186
Other operating income and expenses	18	37
Operating loss	**-150**	**-149**
Financial income	923	1 405
Financial expense	-769	-541
Profit after financial items	**4**	**715**
Appropriations	197	163
Profit before tax	**201**	**878**
Income tax expense	110	-3
Profit for the period	**311**	**875**

Balance Sheet

MSEK	June 30 2007	June 30 2006
Total non-current assets	83 191	8 793
Total current assets	7 539	19 081
TOTAL ASSETS	**90 730**	**27 874**
Total restricted equity	5 785	5 785
Total non-restricted equity	28 847	8 123
TOTAL EQUITY	**34 632**	**13 908**
Untaxed reserves	1 374	1 733
Total provisions	135	302
Total non-current liabilities	43 504	6 131
Total current liabilities	11 085	5 800
TOTAL EQUITY AND LIABILITIES	**90 730**	**27 874**

Accounting principles

Atlas Copco AB is the ultimate Parent Company of the Atlas Copco Group. The financial statements of Atlas Copco AB have been prepared in accordance with the Swedish Annual Accounts Act and the accounting standard RR 32:06, "Accounting for Legal Entities" as disclosed in the Annual Report 2006.

Changes in Balance Sheet

At the end of 2006, following the divestment of the North American equipment rental business, an intra-group restructuring gave rise to substantial increases in the value of shares in Group companies, non-restricted equity and borrowings.

Share split and mandatory redemption of shares and ordinary dividend

In the second quarter Atlas Copco carried out a share split with a mandatory redemption procedure. This led to a distribution of MSEK 24 416 to the shareholders in addition to the MSEK 2 899 which was distributed as ordinary dividend. The distribution reduced non-restricted equity with MSEK 27 315.

Parent Company

Distribution of shares

Share capital equaled MSEK 786 (786) at the end of the period, distributed as follows:

Class of share	Shares
A shares	839 394 096
B shares	418 219 008
Total	1 257 613 104
- of which B-shares held by Atlas Copco	-36 828 400
Total shares outstanding, net of shares held by Atlas Copco	1 220 784 704

On July 4, 28 000 000 of the B-shares held by Atlas Copco were redeemed. At the same time a bonus issue was carried out without issuance of new shares. The two transactions together leave the share capital unchanged. After the redemption, total number of shares equals 1 229 613 104, of which Atlas Copco holds 8 828 400 B-shares.

The remaining 8 828 400 B-shares currently held by the company can be divested and 6 400 000 A-shares can be purchased, in accordance with the resolution by the AGM 2007. The objective is to use proceeds from the B-shares primarily to acquire own shares of Series A, which can, subsequently, be delivered under the Company's personnel option programs. Proceeds can also be used to cover related costs for social security charges.

Risks and factors of uncertainty

Financial risks

Atlas Copco completed a multi-currency bond issue program in the second quarter in order to adjust the balance sheet to a more efficient structure. In addition, the parent company has also borrowed funds internally within the Group. The higher indebtedness increases the exposure to changes in interest rates, whereas the borrowings partially hedge the currency exposure of net assets of foreign subsidiaries.

Related parties

There have been no significant changes in the relationships or transactions with related parties compared with the information given in the Annual Report 2006.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average total cost of capital.

The financial targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000, Fax: +46 8 644 9045
Internet: www.atlascopco.com
Corp. id. no: 556014-2720

Analysts
Ingrid Andersson, Investor Relations,
Phone: +46 8 743 8290 or +46 70 497 8290
ir@se.atlascopco.com

Media
Daniel Frykholm, Media Relations Manager, Corporate Communications,
Phone: +46 8 743 8060 or +46 70 865 8060

Conference call

A conference call to comment on the results will be held at 3:00 PM CEST / 9:00 AM EDT, on July 16.

The dial-in number is +44 (0)20 7806 1966

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco.com/ir

A recording of the conference call will be available for 2 days on +44 (0)20 7806 1970 with access code 4602855#.

Interim report on Q3 2007

The third quarter report will be published on October 24, 2007.

The interim report gives a fair overview of the business, financial condition and result of operation of the Parent Company and the consolidated Group. It also describes significant risks and factors of uncertainty that the parent company and its subsidiaries and associated companies are facing.

Stockholm, July 16, 2007
Atlas Copco AB
(publ)

Sune Carlsson *Chairman*	Jacob Wallenberg	Ulla Litzén	Grace Reksten Skaugen
Anders Ullberg	Staffan Bohman	Gunnar Brock *President and CEO*	
	Bengt Lindgren	Mikael Bergstedt	

For further information please contact:
Daniel Frykholm, Media Relations Manager
+46 (0)8 743 8060 or +46 (0)708 65 8060

Gunnar Brock comments on Atlas Copco's Q2 results

Stockholm, Sweden, July 16, 2007: Atlas Copco today reported its best quarter ever, with continued double-digit growth in all regions and record profit.

"Our record performance manifests the strength of our three business areas," says Gunnar Brock, President and CEO. *"They all have very solid market positions and highly profitable growth strategies in place."*

Atlas Copco has now achieved 21 consecutive quarters with organic growth. *"We expect that demand from most customer segments will remain at the current high level in the near term."*

Atlas Copco's revenues increased 28% to MSEK 15 985, corresponding to an organic growth of 20%. The operating profit was up 30% to MSEK 3 037, corresponding to a margin of 19.0% (18.8). *"For the first time ever, our operating profit has exceeded 3 billion SEK."*

During the quarter, Atlas Copco finalized the acquisitions of Dynapac, a leading supplier of compaction and paving equipment for road development, and ABAC, a manufacturer of piston compressors for the small and medium sized industrial market, and for the automotive aftermarket.

Whilst selective acquisitions are an integral part of the Group's growth strategy, the main focus is on organic growth. New products and solutions are continuously introduced to the market. Recently, Atlas Copco launched a new range of oil-free compressors for outdoor usage, the largest volume-produced hydraulic breaker in the world and a new generation of electric nutrunners, with higher speed and torque than the previous generation. *"These, and all other product introductions we make, are a result of dedicated investments to increase our customers' productivity."*

In order to meet anticipated future demand growth, and to improve efficiency, Atlas Copco has decided to invest in increased production capacity both in the Compressor Technique and Construction and Mining Technique business areas.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

For further information please contact:
Daniel Frykholm, Media Relations Manager
+46 (0)8 743 8060 or +46 (0)708 65 8060

Atlas Copco to utilize mandate in connection to its share value based incentive programs

Stockholm, Sweden, July 16, 2007: The Board of Atlas Copco AB has decided to use the mandate granted by the AGM 2007 to divest own B-shares and purchase own A-shares in connection to its share value based incentive programs.

Up to 8 828 400 B-shares currently held by the company can be divested and 6 400 000 A-shares can be purchased, in accordance with the resolution by the AGM 2007. The objective is to use proceeds from the B-shares primarily to acquire own shares of series A, which will be held for possible delivery under the company's personnel option programs. Proceeds can also be used to cover costs for social security charges.

Purchases of shares are subject to market conditions and regulatory restrictions, and can only be made at a price per share that falls within the registered price range at each given time.

The number of outstanding shares issued is presently 839.4 million A-shares and 390.2 million B-shares for a total of 1 229.6 million shares.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

For further information please contact:
Daniel Frykholm, Media Relations Manager
+46 (0)8 743 8060 or +46 (0)708 65 8060

Atlas Copco acquires Mafi-Trench, expands in oil and gas markets

Stockholm, Sweden, July 23, 2007: Atlas Copco has signed an agreement to acquire the assets of Mafi-Trench Corporation, a leading U.S.-based supplier of turboexpanders for the oil and gas industry.

Mafi-Trench provides machinery including expander compressors and expander generators, which treat gases at cryogenic temperatures. Applications are mainly for the hydrocarbon markets, including natural gas processing, petrochemicals and power generation. The company had sales in 2006 of approximately MSEK 360 (MUSD 54) and more than 120 employees. For more information see http://www.mafi-trench.com

"The acquisition of Mafi-Trench will add a strong brand name to the Group and broaden our offering for gas treatment and purification," says Ronnie Leten, President of Atlas Copco's business area Compressor Technique. *"This gives us a solid presence in the entire oil and gas value chain, from upstream to downstream."*

Privately-owned Mafi-Trench is headquartered in Santa Maria, California and also has operations in India. Following the completed acquisition, the company will belong to Atlas Copco's Gas and Process division, which is part of the Compressor Technique business area.

The transaction is planned to be closed during the third quarter.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

Gas and Process is a division within Atlas Copco's Compressor Technique business area. It develops, manufactures and markets large, customized gas and process compressors and turbo expanders, and their respective aftermarket products. Its products are used primarily by the oil and gas, chemical/petrochemical process and power industries worldwide, and also by industries that specialize in gas production through air separation. The divisional headquarters and main production center is located in Cologne, Germany.

For further information please contact:
Ronnie Leten, Business Area President, Atlas Copco Compressor Technique
+32 (0)3 870 2938 or +32 (0)477 222 685

Daniel Frykholm, Media Relations Manager
+46 (0)8 743 8060 or +46 (0)708 65 8060

Atlas Copco invests in German turbomachinery production

Stockholm, Sweden, August 6, 2007: Atlas Copco will invest about MSEK 160 (MEUR 17) to expand its site in Cologne, Germany, the company's main production facility for turbo compressors and expansion turbines. The initiative is aimed at cutting delivery times to customers and increasing production capacity.

The capacity expansion, which supports the Atlas Copco Gas and Process division in meeting growing demand for large compressors, will be achieved through extending production and test facilities, office and warehouse spaces, and improving the production flow of the factory. It adds to ongoing substantial investments in high-tech machinery and will be completed in 2009.

"With a market that is currently very strong, this investment will help us meet both the present and future needs of our customers," says Ronnie Leten, President of Atlas Copco's Compressor Technique business area. *"By investing into our German hub, we further strengthen our design and manufacturing expertise, leading to a higher degree of flexibility."*

Atlas Copco's Gas and Process division supplies custom-made compressors and expanders for air separation, gas-fired power stations, liquid natural gas applications and petrochemical companies. It won a record number of orders in 2006, helped by strong demand from Asia and the Middle East. During the second quarter of 2007, the division delivered the biggest compressor ever built by Atlas Copco, weighing 200 tons.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

Gas and Process is a division within Atlas Copco's Compressor Technique business area. It develops, manufactures and markets large, customized gas and process compressors and turbo expanders, and their respective aftermarket products. Its products are used primarily by the oil and gas, chemical/petrochemical process and power industries worldwide, and also by industries that specialize in gas production through air separation. The divisional headquarters and main production center is located in Cologne, Germany.

END